CUSIP No. 805423 10 0	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
___________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 13)1
SAVVIS, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
805423 10 0
(CUSIP Number)
Welsh, Carson, Anderson & Stowe	Anthony J. Norris, Esq.
320 Park Avenue, Suite 2500	Ropes & Gray LLP
New York, New York 10022	1211 Avenue of the Americas
Attention: Jonathan M. Rather	New York, New York 10036
Tel. (212) 893-9500	Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0	Page 2 of 5 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	-0-
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	-0-
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person		-0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		-0-
14)	Type of Reporting Person		PN

CUSIP No. 805423 10 0	Page 3 of 5 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		WCAS Management Corporation
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	-0-
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	-0-
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person		-0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		-0-
14)	Type of Reporting Person		CO

CUSIP No. 805423 10 0	Page 4 of 5 Pages

Amendment No. 13 to Schedule 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002, Amendment No. 4 thereto filed on December 30, 2004, Amendment No. 5 thereto filed on July 6, 2006, Amendment No. 6 thereto filed on January 3, 2007, Amendment No. 7 thereto filed on February 28, 2007, Amendment No. 8 thereto filed on  May 25, 2007, Amendment No. 9 thereto filed on July 6, 2007, Amendment No. 10 thereto filed on May 19, 2008, Amendment No. 11 thereto filed on December 8, 2010 and Amendment No. 12 thereto filed on April 29, 2011 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 4.     Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

On July 15, 2011, the transactions contemplated by the Merger Agreement described in Amendment No. 12 to the Schedule 13D were consummated. Each outstanding share of the Issuer’s Common Stock was converted into the right to receive (a) $30.00 in cash and (b) 0.2479 of a share of CenturyLink common stock (which fraction was calculated using the formula set forth in the Merger Agreement, by dividing $10.00 by the volume-weighted average trading price of CenturyLink common stock over the thirty-day trading period ending on July 12, 2011), with cash paid in lieu of fractional shares. Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of CenturyLink. Following the completion of the Merger, on July 15, 2011, the NASDAQ Global Select Market (“NASDAQ”) filed with the Commission a Form 25 removing the Common Stock from listing on NASDAQ and registration under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Additionally, the Issuer intends to file with the Commission, ten days after the filing of the Form 25, a Form 15 terminating the registration of the Common Stock under Section 12(g) of the Exchange Act.

Item 5.     Interest in Securities of the Issuer.

Item 5(a) is hereby amended by reference to the information provided on the cover pages to this Amendment No. 13 to Schedule 13D and to state that as of the date of this filing neither the Reporting Persons nor any of the Managing Members of WCAS VIII or the WCAS Principal own any shares of Common Stock.

Item 5(c) is hereby amended to state that as of the date of filing of this Amendment No. 13 to Schedule 13D, neither of the Reporting Persons has effected any transactions in the Common Stock within the past 60 days.

Item 5(e) is hereby amended and restated in its entirety to state that the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on July 15, 2011.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information contained in Item 4 above.

CUSIP No. 805423 10 0	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact
WCAS MANAGEMENT CORPORATION
By:	/s/ David Mintz
Attorney-in-Fact